Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

January 5, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:	Liberto, Inc. Post Effective Amendment No. 3 to Registration Statement on Form S-1 Filed December 13, 2010 File No.: 333-148775

Dear Mr. Mukerjee:

I write on behalf of Liberto, Inc., (the “Company”) in response to Staff’s letter of January 4, 2011, by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment to Post Effective Amendment No. 3 on Form S-1, filed December 13, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no. 3 to registration statement on form s-1 general

1.
we note your response to comment 1 in our letter dated December 2, 2010 that you “plan[] to commence operations into developing [your] business plan as soon as funds are available and that you have “developed a recipe for [your] product, but will need funds to refine [your] product and to conduct marketing activities” and related response to comment 2 in our letter dated October 26, 2010.  We further note that the disclosure contained in your initial registration statement filed on January 22, 2008 contains disclosure that is nearly identical to that contained in the post-effective amendment to your registration statement. Please revise your disclosure to describe the substantive steps you have taken since incorporation and since the filing of your initial registration statement.  To the extent no further steps have been taken since incorporation and since the filing of your initial registration statement, so state.

In response to this comment, as disclosed, the Company’s operations have been limited since incorporation, but have included negotiating with manufacturing plants for details on price, shipping, inventory, etc.  No subsequent operations have occurred since the filing the initial registration statement.   The Company will need financing to complete product development.  Once that happens, the Company will continue negotiations with a manufacturer for its Product.

directors, executive officers, promoters and control persons, page 21

2.
we note your response to comment 3 in our letter dated December 2, 2010.  Please tell us whether any companies for which Ms. Baclig has acted as a consultant has filed registration statements with the Commission.  If so, please tell us the names of these companies.

In response to this comment, Ms. Baclig has not consulted with any companies that have filed registration statements with the Commission.

Executive Compensation, page 39

3.	Please provide executive compensation information for your fiscal year ended December 31, 2010.

In response to this comment, the Company included the requested information.

Sincerely,

/s/ Rosielyn S. Baclig
Rosielyn S. Baclig